

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2021

Theodore T. Wang
Co-Founder, Chairman and Chief Executive Officer
Angel Pond Holdings Corp
950 Third Avenue, 25th Floor
New York, NY 10022

> **Re: Angel Pond Holdings Corp**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted March 24, 2021**
> **CIK No. 0001842430**

Dear Mr. Wang:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Form S-1 filed March 24, 2021

General

1. We note your disclosure that your sponsor has entered into forward purchase agreements pursuant to which your sponsor has agreed to transfer a total of 1,600,000 founder shares and 1,600,000 private placement warrants to certain third parties contingent upon completion of the initial business combination in exchange for upfront cash payments of $3.00 per share and $1.00 per warrant received prior to the date of this prospectus. Please expand your disclosure on this transaction generally, to include background, identity of the third parties to which you refer, to clarify any redemption rights the third parties may have and what they will get in exchange for their up-front cash in the event

the initial business combination doesn't occur and identify the securities registration exemption on which you rely. Please also file as exhibits to the registration statement the forward purchase agreements.

Notes to Financial Statements
Note 5 - Related Party Transactions
Founders Shares, page F-12

2.   We note you issued founder shares to your Sponsor on January 18, 2021 at an aggregate purchase price of $25,000 (i.e., $0.003 per share). We also note your Sponsor entered into forward purchase arrangements pursuant to which they agreed to transfer a total of 1,600,000 founder shares and 1,600,000 private placement warrants to certain third parties contingent upon completion of the initial business combination in exchange for upfront cash payments of $3.00 per share and $1.00 per warrant received prior to the date of this prospectus (as discussed on pages 64-65 and 156). Please address the following:

- Revise your disclosure to specify the date the Sponsor entered into the forward purchase arrangements, quantify the aggregate proceeds received by the Sponsor, and clarify if the transaction was at arms-length or with a related party.
- Reconcile the forward purchase agreement with your disclosure in the second paragraph (on page F-13) that "the Sponsor has agreed not to transfer, assign or sell any of its Founder Shares until …, " or revise as necessary.
- Tell us how the forward purchase agreement impacted the initial valuation of your founder shares (i.e., $0.003 per share). If there was no impact or consideration in your initial valuation, explain the reasons why there was no consideration given.

You may contact Marc Thomas at 202-551-3452 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance